September 14, 2020

VIA EDGAR

Office of Energy and Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Mail Stop 3233
Washington, District of Columbia 20549-4628

Attention: John Hodgin

Re: Baytex Energy Corp.
Form 40-F for the Fiscal Year ended December 31, 2019 Filed March 10, 2020

File No. 001-32754

Dear Sir,

This letter sets forth the responses of Baytex Energy Corp. (“Baytex”, the “Company,” or “we”) to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission by letter dated August 28, 2020 (the “Comment Letter”).

We have repeated each comment from the Comment Letter and provided our response to each comment below.
1.Please revise your disclosure of crude oil and NGL reserves to separately disclose the net quantities of NGL reserves to comply with FASB ASC 932-235-50-4. This comment also applies to the figures used in the reconciliation showing the changes that occurred in total proved reserves, and to your disclosure of the net quantities of proved developed and proved undeveloped reserves, for each period.
Please refer to the expanded disclosure attached as Appendix I to this letter which separately discloses the net quantities of NGL reserves for each period presented. In future filings, beginning with our Annual Report on Form 40-F for the year ended December 31, 2020, the Company will revise its disclosure to separately disclose the net quantities of NGL reserves which revision will also be made in the reconciliation showing the changes that occurred in total proved reserves and the net quantities of proved developed and proved undeveloped reserves for each period presented.
2.Please clarify the extent to which the figures reported as natural gas reserves and production volumes include flared gas, injected gas, and gas consumed in operations to comply with FASB ASC 932-235-50-10.
Figures reported as natural gas reserves and production volumes do not include flared gas, injected gas or gas consumed in operations. All natural gas reserves and production volumes presented are sales volumes.
3.Please expand your disclosure to separately present the net quantities of your proved undeveloped reserves by individual product type as of the beginning and end of each period presented to comply with FASB ASC 932-235-50-4.
Please refer to the expanded disclosure attached as Appendix I to this letter which separately discloses the net quantities of proved undeveloped reserves by individual product type as of the beginning and end of each period presented. In future filings, beginning with our Annual Report on Form 40-F for the year ended December 31, 2020, the Company will revise its disclosure to separately present the net quantities of proved undeveloped reserves by individual product type as of the beginning and end of each period presented.
4.Tell us the extent to which the undrilled locations underlying your estimates of proved undeveloped reserves as of December 31, 2018 and 2019 are included in a development plan that has been adopted and that indicates these locations are scheduled to be drilled within five years of the initial development plan adoption date.
For any locations that do not satisfy this criteria, please describe any specific circumstances that you believe justify a longer period of time. You may refer to the definition of “Proved Undeveloped Oil and Gas Reserves” in the Glossary of FASB ASC 932-235-20 if you require further clarification.
Undrilled locations underlying the estimates of our proved undeveloped reserves as of December 31, 2018 and 2019 are included in a development plan that was adopted by Baytex for the applicable year as a result of our annual long-range planning process and associated corporate financial model and were scheduled to be drilled within 5 years of the effective date of reporting.
5.Please expand your disclosure to explain the reasons for significant changes in the net quantities of total proved reserves for each line in the reserves reconciliation, other than production, for each period to comply with FASB ASC 932-235-50-5.
The explanations for the reasons for significant changes to the net quantities of total proved reserves for each line in the reserves reconciliation attached as Appendix I to this letter is set out below. In future filings, beginning with our Annual Report on Form 40-F for the year ended December 31, 2020, the Company will revise is disclosure to include explanations for the reasons for significant changes in the net quantities of total proved reserves for each line, other than production, in the reserves reconciliation.
Improved Recovery
In 2018, the company realized additional net proved reserves of 14,650 mboe due to improved recoveries from infill drilling comprised of: 10,341 mboe in the Viking, 1,822 mboe in the Eagle Ford and 2,487 mboe in Peace River and Lloydminster.
Purchase of minerals in place
In 2018, the Company acquired 60,452 mboe of net proved reserves. 60,443 mboe as the result of the Company’s strategic combination with Raging River Exploration Inc. and 9 mboe as a result of minor property acquisitions in Canada.
Extensions and Discovery
In 2019, the Company added 35,763 mboe of net proved reserves. 23,376 mboe were added in Canada as a result of our 2019 drilling program and 12,387 mboe were added in our Eagle Ford acreage due to improved well performance.
6.Tell us the extent to which all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period, and if any such costs have been omitted, please explain to us your rationale.

Our estimated future costs to settle asset retirement obligations includes both: (i) estimated costs associated with future undrilled proved locations, and (ii) estimated costs associated with producing reserves. These costs are included in the “Future Development Costs” line.

We would respectfully ask that you confirm our answers and proposed course of action is satisfactory so that we can proceed accordingly.

If you have any further questions, please do not hesitate to contact the undersigned at: (587) 952-3160.

Yours truly,
BAYTEX ENERGY CORP.

/s/ Rodney D. Gray

Rodney D. Gray
Executive Vice President and
Chief Financial Officer

APPENDIX I (Page 1 of 2)

	Canada				United States
	Crude Oil	NGL	Bitumen	Natural Gas	Crude Oil	NGL	Bitumen	Natural Gas
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mmcf)
Net proved reserves
December 31, 2017	29,636	1,214	12,115	45,974	35,770	58,449	—	168,624
Revisions of previous estimates	6,575	(395)	(482)	(2,887)	4,698	(2,764)	—	(6,287)
Improved recovery	12,205	—	—	3,740	927	543	—	2,110
Purchases of minerals in place	56,837	241	—	20,246	—	—	—	—
Extensions and discoveries	2,149	567	—	2,357	—	—	—	—
Production	(11,113)	(404)	(198)	(14,452)	(4,234)	(3,523)	—	(13,312)
Sales of minerals in place	(1)	—	—	—	—	—	—	—
December 31, 2018	96,289	1,224	11,435	54,978	37,161	52,705	—	151,136
Revisions of previous estimates	(2,324)	694	429	13,188	91	(97)	—	11,900
Improved recovery	—	—	—	—	—	—	—	—
Purchases of minerals in place	1,209	1	—	85	—	—	—	—
Extensions and discoveries	18,990	1,321	—	18,392	4,158	5,426	—	16,813
Production	(14,995)	(436)	(727)	(16,372)	(3,725)	(4,359)	—	(14,485)
Sales of minerals in place	(2,289)	—	—	(83)	—	—	—	—
December 31, 2019	96,879	2,804	11,136	70,188	37,685	53,675	—	165,363

Net proved developed reserves
End of year 2017	20,207	583	7,376	29,141	14,156	19,822	—	67,150
End of year 2018	46,557	772	8,616	39,222	13,466	23,432	—	68,273
End of year 2019	47,577	1,179	9,286	44,537	16,119	23,906	—	71,748

Net proved undeveloped reserves
End of year 2017	9,429	631	4,739	16,833	21,614	38,627	—	101,474
End of year 2018	49,732	452	2,819	15,756	23,696	29,272	—	82,863
End of year 2019	49,302	1,625	1,850	25,651	21,566	29,769	—	93,615

APPENDIX I (Page 2 of 2)

	Total
	Crude Oil	NGL	Bitumen	Natural Gas	Total
	(mbbl)	(mbbl)	(mbbl)	(mmcf)	(mboe)
Net proved reserves
December 31, 2017	65,406	59,663	12,115	214,598	172,951
Revisions of previous estimates	11,273	(3,159)	(482)	(9,174)	6,102
Improved recovery	13,132	543	—	5,850	14,650
Purchases of minerals in place	56,837	241	—	20,246	60,452
Extensions and discoveries	2,149	567	—	2,357	3,109
Production	(15,347)	(3,926)	(198)	(27,764)	(24,098)
Sales of minerals in place	(1)	—	—	—	(1)
December 31, 2018	133,450	53,929	11,435	206,114	233,165
Revisions of previous estimates	(2,233)	597	429	25,088	2,974
Improved recovery	—	—	—	—	—
Purchases of minerals in place	1,209	1	—	85	1,224
Extensions and discoveries	23,148	6,748	—	35,205	35,763
Production	(18,720)	(4,795)	(727)	(30,857)	(29,385)
Sales of minerals in place	(2,289)	—	—	(83)	(2,303)
December 31, 2019	134,564	56,479	11,136	235,551	241,438

Net proved developed reserves
End of year 2017	34,363	20,405	7,376	96,291	78,192
End of year 2018	60,022	24,204	8,616	107,495	110,758
End of year 2019	63,696	25,085	9,286	116,285	117,447

Net proved undeveloped reserves
End of year 2017	31,043	39,259	4,739	118,307	94,759
End of year 2018	73,428	29,724	2,819	98,619	122,407
End of year 2019	70,869	31,395	1,850	119,266	123,991